UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; the proposed transactions between an affiliate of Golden Meditech Holdings Limited and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership); and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2017 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2017

	March 31,	September 30,
	2017	2017
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,510,264	3,927,280	590,276
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; September 30, 2017: RMB56,829 (US$8,541))	112,533	111,697	16,789
Inventories	30,987	38,756	5,825
Prepayments and other receivables - Third parties	17,524	22,576	3,394
Prepayments and other receivables - Related parties	—	2,284	343
Total current assets	3,671,308	4,102,593	616,627
Property, plant and equipment, net	551,434	541,612	81,405
Non-current deposits - Third parties	237,487	236,903	35,607
Non-current deposits - Related party	—	8,500	1,278
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; September 30, 2017: RMB68,696 (US$10,325))	135,148	123,421	18,550
Inventories	68,775	69,843	10,497
Intangible assets, net	106,686	104,376	15,688
Available-for-sale equity securities	200,790	163,038	24,505
Other investment	189,129	189,129	28,426
Deferred tax assets	22,155	25,772	3,874
Total assets	5,182,912	5,565,187	836,457

LIABILITIES
Current liabilities
Convertible notes, net	1,031,154	—	—
Accounts payable	11,060	13,125	1,973
Accrued expenses and other payables	65,162	92,238	13,864
Deferred revenue	323,690	374,912	56,350
Amount due to a related party	4,679	10,428	1,567
Income tax payable	11,383	13,294	1,998
Total current liabilities	1,447,128	503,997	75,752
Non-current deferred revenue	1,569,579	1,728,471	259,792
Other non-current liabilities	302,233	330,455	49,668
Deferred tax liabilities	21,423	20,985	3,154
Total liabilities	3,340,363	2,583,908	388,366

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 113,661,641 shares issued and 113,524,742 shares outstanding as of September 30, 2017	50	78	12
Additional paid-in capital	936,417	1,987,057	298,657
Treasury stock, at cost
(March 31 and September 30, 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(423)
Accumulated other comprehensive income/(loss)	24,428	(26,166)	(3,933)
Retained earnings	879,775	1,016,505	152,783
Total equity attributable to China Cord Blood Corporation	1,837,855	2,974,659	447,096
Non-controlling interests	4,694	6,620	995
Total equity	1,842,549	2,981,279	448,091
Total liabilities and equity	5,182,912	5,565,187	836,457

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2016 and 2017

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	184,140	234,572	35,257	357,092	458,794	68,958
Direct costs	(39,088)	(45,644)	(6,860)	(76,521)	(90,426)	(13,592)
Gross profit	145,052	188,928	28,397	280,571	368,368	55,366
Operating expenses
Research and development	(2,377)	(3,664)	(551)	(4,326)	(6,343)	(953)
Sales and marketing	(39,642)	(56,152)	(8,440)	(77,834)	(99,602)	(14,970)
General and administrative	(48,289)	(52,784)	(7,934)	(91,532)	(103,134)	(15,501)
Total operating expenses	(90,308)	(112,600)	(16,925)	(173,692)	(209,079)	(31,424)
Operating income	54,744	76,328	11,472	106,879	159,289	23,942
Other (expenses)/income, net
Interest income	4,438	5,790	870	8,715	10,617	1,596
Interest expense	(29,801)	—	—	(58,634)	(3,257)	(490)
Foreign currency exchange (losses)/gains	(15)	110	17	120	111	17
Others	576	993	149	728	2,142	322
Total other (expenses)/income, net	(24,802)	6,893	1,036	(49,071)	9,613	1,445
Income before income tax	29,942	83,221	12,508	57,808	168,902	25,387
Income tax expense	(12,639)	(14,525)	(2,183)	(24,315)	(30,246)	(4,547)
Net income	17,303	68,696	10,325	33,493	138,656	20,840
Net income attributable to non-controlling interests	(662)	(1,101)	(165)	(1,130)	(1,926)	(289)
Net income attributable to China Cord Blood Corporation’s shareholders	16,641	67,595	10,160	32,363	136,730	20,551

Earnings per share:
Attributable to ordinary shares
- Basic	0.22	0.60	0.09	0.44	1.22	0.18
- Diluted	0.22	0.60	0.09	0.44	1.22	0.18

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(1,400)	(8,376)	(1,259)	(8,360)	(20,107)	(3,022)
- Unrealized holding losses in available-for-sale equity securities	(10,507)	(18,562)	(2,790)	(16,977)	(30,487)	(4,582)
Total other comprehensive losses	(11,907)	(26,938)	(4,049)	(25,337)	(50,594)	(7,604)
Comprehensive income	5,396	41,758	6,276	8,156	88,062	13,236

Comprehensive income attributable to non-controlling interests	(662)	(1,101)	(165)	(1,130)	(1,926)	(289)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	4,734	40,657	6,111	7,026	86,136	12,947

Other Events

On November 20, 2017, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and six months ended September 30, 2017. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated November 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: November 20, 2017